UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International

655 Wheat Lane

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73933G 202	13D	Page 2 of 7 Pages

(1)	Names of reporting person Gary S. Winemaster
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,545,500
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,545,500
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,545,500(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 50.15%(1)
(14)	Type of reporting person IN

(1)	Based on 9,064,536 outstanding shares of the Issuer’s common stock as of the date of this Amendment No. 1 to Schedule 13D. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 73933G 202	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”), as the successor to Power Solutions International, Inc., a Nevada corporation (“PSI Nevada”) and amends the Schedule 13D filed on May 9, 2011 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 655 Wheat Lane, Wood Dale, Illinois 60191.

This Amendment No. 1 is being filed by Gary S. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Pursuant to the Purchase Agreement, and in connection with the consummation of the Reverse Merger and the Private Placement, the board of directors of the Issuer approved the Reverse Split and the Migratory Merger on April 29, 2011. A special meeting of the shareholders of the Issuer was held on August 25, 2011, at which the shareholders of the Issuer approved the Migratory Merger (including the Reverse Split effected thereby) and related matters. On August 26, 2011, the Issuer consummated the Migratory Merger and the Reverse Split. The Reverse Split was effected through the consummation of the Migratory Merger, whereby each 32 shares of common stock of PSI Nevada converted into one share of common stock of the Issuer, the surviving entity in the Migratory Merger. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock automatically converted into a number of shares of Common Stock equal to $1,000 (the liquidation preference of each share of Preferred Stock) divided by $12.00, the conversion price then in effect, as adjusted for the Reverse Split. Accordingly, all shares and per share amounts in this Amendment No. 1 have been adjusted to give effect to the Reverse Split.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On October 31, 2011, the Reporting Person and Mr. Somodi entered into an amendment to the Purchase and Sale Agreement (the “Purchase and Sale Amendment,” as described in greater detail in Item 4 below) to amend the terms of the Purchase and Sale Agreement to provide that the Reporting Person would purchase all 830,925 shares of Common Stock (as adjusted for the Reverse Split) then owned by Mr. Somodi (the “Purchase Shares”), 799,675 of which were issued to Mr. Somodi on August 26, 2011, upon the automatic conversion of the 9,596.09002 shares of Preferred Stock held by Mr. Somodi, at an initial closing in exchange for a one-day full recourse promissory note issued by the Reporting Person to Mr. Somodi in the amount of $4,250,000. The terms and conditions of the potential subsequent transfers of Common Stock from the Reporting Person to Mr. Somodi pursuant to the Purchase and Sale Agreement were also modified by the Purchase and Sale Amendment, as described in further detail in Item 4 below.

The Reporting Person and Mr. Somodi consummated the sale of the Purchase Shares from Mr. Somodi to the Reporting Person pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, on October 31, 2011. Thereafter, on October 31, 2011, the Issuer purchased the Purchase Shares from the Reporting Person in exchange for delivery by the Issuer to the Reporting Person of $4,250,000 by wire of immediately available funds, pursuant to the terms of that certain Stock Purchase Agreement, dated as of October 31, 2011, by and between the Reporting Person and the Issuer (the “Stock Purchase Agreement”). The Purchase Shares were purchased by the Issuer from the Reporting Person at an effective per share price of $5.11. The promissory note delivered by the Reporting Person to Mr. Somodi in exchange for the Purchase Shares at the closing of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, was paid in full by the Reporting Person on October 31, 2011, using the proceeds received by the Reporting Person from the sale of the Purchase Shares to the Issuer pursuant to the terms of the Stock Purchase Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

CUSIP NO. 73933G 202	13D	Page 4 of 7 Pages

As set forth in Item 3 above, on October 31, 2011, (1) the Reporting Person and Mr. Somodi entered into the Purchase and Sale Amendment to amend the terms of the Purchase and Sale Agreement to provide that the Reporting Person would purchase the Purchase Shares then held by Mr. Somodi at an initial closing in exchange for a one-day full recourse promissory note issued by the Reporting Person to Mr. Somodi in the amount of $4,250,000, and modify the terms upon which the Reporting Person is required to transfer shares of Common Stock to Mr. Somodi upon the Issuer’s achievement of certain value per share of Common Stock milestones set forth in the Purchase and Sale Agreement, as described below, and (2) the Reporting Person and Mr. Somodi consummated the sale of the Purchase Shares from Mr. Somodi to the Reporting Person pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment.

As additional consideration for the acquisition by the Reporting Person of the Purchase Shares, pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, the Reporting Person agreed to deliver to Mr. Somodi:

(A) an aggregate of 112,530 shares of Common Stock within 90 days of the earlier of (i) the last of any seven Valuation Dates (as defined below), within any period of ten or fewer consecutive Valuation Dates after April 30, 2012, on each of which the market value per share of the outstanding Common Stock (calculated in accordance with the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, the “Market Value Per Share”) is at least $22.2162, (ii) the first date on which the Issuer files an Annual Report on Form 10-K for a fiscal year of the Issuer ending on or after December 31, 2012 (a “Post-2012 Form 10-K”), in connection with which a valuation was prepared and delivered to each of the Reporting Person and Mr. Somodi (which may, under certain circumstances, be performed at the request and expense of Mr. Somodi) (a “Valuation”), which Valuation determines that the value of a share of Common Stock is at least $22.2162, and (iii) the first date after April 30, 2012 on which the Issuer or the Reporting Person consummates a sale of Common Stock for cash to one or more persons or entities that are not affiliates of the Issuer in a capital raising transaction (any such transaction, a “Capital Transaction”) at an effective price per share (calculated in accordance with the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, an “Effective Price Per Share”) of at least $22.2162;

(B) an additional aggregate of 135,036 shares of Common Stock within 90 days of the earlier of (i) the last of any seven Valuation Dates, within any period of ten or fewer consecutive Valuation Dates after April 30, 2012, on each of which the Market Value Per Share is at least $27.7717, (ii) the first date on which the Issuer files a Post-2012 Form 10-K, in connection with which a Valuation determines that the value of a share of Common Stock is at least $27.7717, and (iii) the first date after April 30, 2012 on which the Issuer or the Reporting Person consummates a Capital Transaction at an Effective Price Per Share of at least $27.7717; and

(C) an additional aggregate of 90,024 shares of Common Stock within 90 days of the earlier of (i) the last of any seven Valuation Dates, within any period of ten or fewer consecutive Valuation Dates after April 30, 2012, on each of which the Market Value Per Share is at least $33.3244, (ii) the first date on which the Issuer files a Post-2012 Form 10-K, in connection with which a Valuation determines that the value of a share of Common Stock is at least $33.3244, and (iii) the first date after April 30, 2012 on which the Issuer or the Reporting Person consummates a Capital Transaction at an Effective Price Per Share of at least $33.3244.

All share numbers and share prices set forth above are subject to adjustment for stock splits, stock dividends and other similar transactions, as set forth in the Purchase and Sale Agreement. “Valuation Date” means (i) any trading day on which the Common Stock is listed on a national securities exchange and the trading volume of the Common Stock on such exchange (excluding trades by or at the direction of Mr. Somodi, the Reporting Person, any officers, directors or affiliates of the Issuer, or any of their respective family members, affiliates or other representatives) is $30,000 or greater or (ii) any trading day on or after November 1, 2012 on which the trading volume of the Common Stock in the over-the counter markets (excluding trades by or at the direction of Mr. Somodi, the Reporting Person, any officers, directors or affiliates of the Issuer, or any of their respective family members, affiliates or other representatives) is at least $100,000, if the Common Stock is not then listed on a national securities exchange. Pursuant to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, the Reporting Person may, at his sole option and in lieu of delivering shares of Common Stock as described above, elect to make a payment to Mr. Somodi equal to the then-value of the shares of Common Stock that the Reporting Person would otherwise be required to deliver pursuant to the provisions described above. The Reporting Person’s obligation will expire if the Issuer has not achieved the applicable value per share of Common Stock milestones by April 29, 2016, the fifth anniversary of the closing of the Reverse Merger.

CUSIP NO. 73933G 202	13D	Page 5 of 7 Pages

On October 31, 2011, following the consummation of the initial purchase of shares of Common Stock by the Reporting Person from Mr. Somodi pursuant to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, the Reporting Person and the Issuer entered into the Stock Purchase Agreement, pursuant to which, on October 31, 2011, the Issuer purchased the Purchase Shares from the Reporting Person in exchange for a cash payment by the Issuer to the Reporting Person of $4,250,000. The Issuer’s entry into the Stock Purchase Agreement and the consummation by the Issuer of the transactions contemplated thereby were determined to be fair to, and in the best interests of, the Issuer and its stockholders by a special committee of the Board consisting solely of independent and disinterested, non-employee directors, and the Stock Purchase Agreement and the transactions contemplated thereby were approved by the special committee. The special committee also determined that the sale of the Purchase Shares to the Issuer by the Reporting Person was intended to constitute a disposition of securities to the Issuer eligible for exemption under Rule 16b-3(e) of the Securities Exchange Act of 1934, as amended, and specifically approved the transactions contemplated by the Stock Purchase Agreement for purposes thereof.

The descriptions and summaries of the Purchase and Sale Amendment and the Stock Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 10 and 11, respectively, to this Schedule 13D, and are incorporated herein by reference.

The transactions contemplated by the Purchase and Sale Agreement as amended by the Purchase and Sale Amendment and the Stock Purchase Agreement resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by a person of additional securities of the Issuer and the disposition of securities of the Issuer. On an ongoing basis, the Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease his ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Purchase and Sale Agreement as amended by the Purchase and Sale Amendment and the Stock Purchase Agreement, the Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) 9,064,536 shares of Common Stock are outstanding as of November 14, 2011, the date of this Amendment No. 1. Based on the foregoing, the 4,545,500 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person, which includes the 4,373,625 shares of Common Stock issued on August 26, 2011 upon the automatic conversion of the shares of Preferred Stock beneficially owned by the Reporting Person, represent approximately 50.15% of the Common Stock outstanding as of the date of this Amendment No. 1. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Reported Shares, subject to the Purchase and Sale Agreement as amended by the Purchase and Sale Amendment and the Lock-Up Agreement (as defined and described below in Item 6).

(c) Except for the execution of the Purchase and Sale Amendment, the acquisition of shares of Common Stock pursuant to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, and the sale of shares of Common Stock to the Issuer pursuant to the Stock Purchase Agreement, in each case as described in this Amendment No. 1, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) As of the date of this Amendment No. 1, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares covered by this Amendment No. 1.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

CUSIP NO. 73933G 202	13D	Page 6 of 7 Pages

Voting Agreement

Pursuant to the terms of the Voting Agreement, at the special meeting of the Issuer’s shareholders held on August 25, 2011, the Reporting Person voted all of his shares of Common Stock and Preferred Stock to approve the Migratory Merger (including the Reverse Split effected thereby) and related matters, and the Voting Agreement was automatically terminated in accordance with the terms thereof.

Lock-Up Agreement

The Lock-Up Agreement may have been deemed to prohibit (1) the Reporting Person and Mr. Somodi from entering into the Purchase and Sale Amendment and consummating the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, and (2) the Reporting Person from entering into the Stock Purchase Agreement and consummating the transactions contemplated thereby. However, investors in the Private Placement holding over 85% of the aggregate shares of Common Stock issued upon the automatic conversion of the Preferred Stock and issuable upon exercise of the Warrants (in excess of the 66 2/3% of such shares necessary to waive the terms of the Lock-Up Agreement pursuant to the terms thereof) waived the provisions of the Lock-Up Agreement to the extent necessary to allow the consummation of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, and the Stock Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 10	Amendment to Purchase and Sale Agreement, dated as of October 31, 2011, between Gary Winemaster and Thomas Somodi.

Exhibit 11	Stock Purchase Agreement, dated as of October 31, 2011, between Power Solutions International, Inc. and Gary Winemaster (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated October 31, 2011, filed with the Commission on November 4, 2011, and incorporated herein by reference).

CUSIP NO. 73933G 202	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

By:	/s/ Gary S. Winemaster
Name:	Gary S. Winemaster